As filed with the Securities and Exchange Commission on March 21, 2016

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

TRINSEO S.A.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

Ordinary Shares, Par Value $0.01 Per Share

(Title of Class of Securities)

L9340P101

(CUSIP Number of Class of Securities)

Angelo N. Chaclas

Senior Vice President, Chief Legal Officer and Corporate Secretary

1000 Chesterbrook Boulevard

Berwyn, PA 19312

(610) 240-3200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies of all communications, including communications sent to agent for service, should be sent to:

Craig E. Marcus

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts

Telephone: (617) 951-7000

Facsimile: (617) 951-7050

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Trinseo S.A., a Luxembourg limited liability company (“Trinseo” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 1,165,000 of its ordinary shares (the “Shares”), $0.01 par value per share (the “Ordinary Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn (the “Offer”).

This communication is for informational purposes only, is not a recommendation to buy or sell Trinseo ordinary shares, and does not constitute an offer to buy or the solicitation to sell ordinary shares of Trinseo. The tender offer described in this communication has not yet commenced, and there can be no assurances that Trinseo will commence the tender offer on the terms described in this communication or at all. The tender offer will be made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that Trinseo expects to file with the Securities and Exchange Commission upon commencement of the tender offer. SHAREHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER, THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Once the tender offer is commenced, shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that Trinseo will be filing with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Additional copies of these materials may be obtained for free by contacting Trinseo at 1000 Chesterbrook Boulevard, Suite 300, Berwyn, PA 19312,  Attn: Corporate Secretary, or Okapi Partners, LLC, the information agent for the tender offer, at (855)208-8903 or by email at info@okapipartners.com.

Exhibit Index

Exhibit	Description

99.1	Free Writing Prospectus filed with the Securities and Exchange Commission on March 21, 2016.

99.2	Free Writing Prospectus filed with the Securities and Exchange Commission on March 21, 2016.

2